UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Vertical Aerospace Ltd.

(Name of Issuer)

Ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G9471C107

(CUSIP Number)

December 16, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9471C107	Schedule 13G	Page 2 of 7

1	Names of Reporting Persons American Airlines Group Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 11,250,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 11,250,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,250,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 5.4%
12	Type of Reporting Person CO, HC

CUSIP No. G9471C107	Schedule 13G	Page 3 of 7

1	Names of Reporting Persons American Airlines, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 11,250,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 11,250,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,250,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 5.4%
12	Type of Reporting Person CO

CUSIP No. G9471C107	Schedule 13G	Page 4 of 7

ITEM 1.	(a) Name of Issuer:

Vertical Aerospace Ltd. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

140-142 Kensington Church Street

London, United Kingdom W8 4BN

ITEM 2.	(a) Name of Person Filing:

This statement is filed on behalf of the following (each a “Reporting Person” and collectively, the “Reporting Persons”):

American Airlines Group Inc.

American Airlines, Inc.

(b) Address or Principal Business Office:

The address of each of the Reporting Persons is 1 Skyview Drive, Fort Worth, Texas 76155.

(c) Citizenship of each Reporting Person is:

Each of the Reporting Persons is organized in the State of Delaware.

(d) Title of Class of Securities:

Ordinary shares, par value $0.0001 per share (“Shares”)

(e) CUSIP Number:

G9471C107

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

ITEM 4.	Ownership.

(a)-(c)

The ownership information presented below represents beneficial ownership of Shares of the Issuer as of the date hereof based upon 209,135,382 Shares outstanding on December 16, 2021, according to the amended report on Form 6-K/A furnished by the Issuer on December 17, 2021.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
American Airlines Group Inc.	11,250,000	5.4%	0	11,250,000	0	11,250,000
American Airlines, Inc.	11,250,000	5.4%	0	11,250,000	0	11,250,000

American Airlines, Inc. is the record holder of 11,250,000 Shares. American Airlines, Inc. is a wholly owned subsidiary of American Airlines Group Inc. As a result, American Airlines Group Inc. may be deemed to share beneficial ownership of the Shares held of record by American Airlines, Inc. American Airlines Group Inc. is a publicly traded company with common stock listed on the Nasdaq Global Select Market.

CUSIP No. G9471C107	Schedule 13G	Page 5 of 7

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. G9471C107	Schedule 13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2021

AMERICAN AIRLINES GROUP INC.

By:	/s/ Derek J. Kerr
Name:	Derek J. Kerr
Title:	Executive Vice President and Chief Financial Officer

AMERICAN AIRLINES, INC.

By:	/s/ Derek J. Kerr
Name:	Derek J. Kerr
Title:	Executive Vice President and Chief Financial Officer

CUSIP No. G9471C107	Schedule 13G	Page 7 of 7

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement